Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-169385
PROSPECTUS SUPPLEMENT NO. 5
8,140,496 Shares of Common Stock
This Prospectus Supplement No. 5 (the “Prospectus Supplement”) amends our Prospectus dated May 6, 2011 (the “Prospectus”). The Prospectus relates to the offer for sale by the existing holders of our common stock, par value $0.01 per share, named in the Prospectus of 8,140,496 shares of our common stock, including 3,488,784 shares of our common stock issuable upon exercise of the warrants held by the selling security holders. These existing holders of our common stock are referred to as selling security holders throughout this Prospectus Supplement.
All of the shares of common stock offered by this Prospectus Supplement are being sold by the selling security holders. It is anticipated that the selling security holders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. We will not receive any proceeds from the sales of shares of common stock by the selling security holders.
On November 14, 2011, Emisphere Technologies, Inc. (the “Company”) filed with the Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K (the “Form 8-K”) announcing the release by Novartis Pharma AG (“Novartis”) of the first interpretable results (“FIR”) from its three-year Phase III Study 2303 (“Study 2303”) assessing the safety and efficacy of oral calcitonin (SMC021) in the treatment of post-menopausal osteoporosis, conducted by its license partner, Nordic Bioscience A/S.
According to Novartis, the FIR review found that, while Study 2303 observed the desired biological effect, a statistically significant treatment effect for the increase in lumbar spine bone mineral density in the SMC021 treatment group relative to placebo, the study failed to demonstrate a statistically significant treatment effect between treatment groups on the reduction of the occurrence of new vertebral fractures at three years, the primary endpoint of the study. In addition, according to Novartis, no statistically significant response was observed on key secondary endpoints: e.g. new non-vertebral fractures or new clinical fractures. This preliminary analysis of data also showed that SMC021 displayed a positive safety profile.
A complete copy of the Form 8-K is attached hereto.
This Prospectus Supplement should be read in conjunction with the Prospectus, as previously supplemented, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.
Our common stock is currently traded on the Over-The-Counter Bulletin Board, commonly known as the OTC Bulletin Board (“OTCBB”), under the symbol “EMIS.QB” As of November 11, 2011, the closing sale price of our common stock was $1.59 per share.
Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 6 of the Prospectus, as previously supplemented.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 14, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): November 14, 2011
EMISPHERE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation)	000-17758 (Commission File Number)	13-3306985 (I.R.S. Employer Identification No.)

240 Cedar Knolls Road, Suite 200, Cedar Knolls, New Jersey (Address of principal executive offices)	07927 (Zip Code)
Registrant’s telephone number, including area code: 973-532-8000
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure
Item 9.01 Financial Statements and Exhibits
SIGNATURES
Exhibit Index

Item 7.01 Regulation FD Disclosure.
Emisphere Technologies, Inc. (the “Company”) announced on November 14, 2011 that it has been informed by Novartis Pharma AG ( “Novartis”) that Novartis has released the first interpretable results (“FIR”) from its three-year Phase III Study 2303 (“Study 2303”) assessing the safety and efficacy of oral calcitonin (SMC021) in the treatment of post-menopausal osteoporosis, conducted by its license partner, Nordic Bioscience A/S.
According to Novartis, the FIR review found that, while Study 2303 observed the desired biological effect, a statistically significant treatment effect for the increase in lumbar spine bone mineral density in the SMC021 treatment group relative to placebo, the study failed to demonstrate a statistically significant treatment effect between treatment groups on the reduction of the occurrence of new vertebral fractures at three years, the primary endpoint of the study. In addition, according to Novartis, no statistically significant response was observed on key secondary endpoints: e.g. new non-vertebral fractures or new clinical fractures. This preliminary analysis of data also showed that SMC021 displayed a positive safety profile.
A copy of the Company’s press release, dated November 14, 2011, announcing this information and certain other information, is filed as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference. The information contained herein, including Exhibit 99.1 filed herewith, is intended to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits. The following exhibit is filed herewith:

Exhibit No.	Description
99.1	Press Release of Emisphere Technologies, Inc. dated November 14, 2011

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Emisphere Technologies, Inc.
November 14, 2011	By:	/s/ Michael R. Garone
		Name:	Michael R. Garone
		Title:	Interim Chief Executive Officer and Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Press release of Emisphere Technologies, Inc., dated November 14, 2011

4

Exhibit 99.1
Emisphere Technologies, Inc. Reports Notification of First Interpretable Results on Phase III Study of Oral Calcitonin in Osteoporosis Patients
CEDAR KNOLLS, NJ, November 14, 2011 — Emisphere Technologies, Inc. (OTCQB: EMIS) (“Emisphere” or the “Company”) announced today that it has been informed by Novartis Pharma AG (“Novartis”) that Novartis has released first interpretable results (FIR) from its three-year Phase III Study 2303 assessing the safety and efficacy of oral calcitonin (SMC021) in the treatment of post-menopausal osteoporosis, conducted by its license partner Nordic Bioscience A/S (“Nordic Bioscience”).
According to Novartis, the FIR review found that, while Study 2303 observed the desired biological effect, a statistically significant treatment effect for the increase in lumbar spine bone mineral density in the SMC021 treatment group relative to placebo, the study failed to demonstrate a statistically significant treatment effect between treatment groups on the reduction of the occurrence of new vertebral fractures at three years, the primary endpoint of the study. In addition, according to Novartis, no statistically significant response was observed on key secondary endpoints: e.g. new non-vertebral fractures or new clinical fractures. This preliminary analysis of data also showed that SMC021 displayed a positive safety profile.
Novartis has not provided Emisphere with any further data from Study 2303 at this time. However, Novartis did inform the Company that Study 2303 observed fewer overall vertebral fractures than expected. Novartis also informed the Company that they will further analyze and evaluate the results of Study 2303 in osteoporosis, as well as data from Phase III Studies 2301 and 2302 in osteoarthritis, prior to making a decision on the continuation of the SMC021 program in both indications. In addition, the Company will require additional information from Novartis in order to further analyze and evaluate the results of Study 2303 in osteoporosis, as well as data from Phase III Studies 2301 and 2302 in osteoarthritis, in order to fully understand the methodologies and results of such studies.
The Company’s other development programs are continuing with Novo Nordisk A/S (“Novo Nordisk”) using Emisphere’s Eligen® Technology to develop and commercialize oral formulations of Novo Nordisk’s insulins and GLP-1 receptor agonists, with a potential GLP-1 drug currently in a Phase I clinical trial; and with the Company’s internally developed oral formulation of Eligen® B12 (1000 mcg.) for use by B12 deficient individuals undergoing evaluation of regulatory and commercial development options.
About Emisphere Technologies, Inc.
Emisphere is a biopharmaceutical company that focuses on a unique and improved delivery of pharmaceutical compounds, medical foods and dietary supplements using its Eligen® Technology. These molecules and compounds could be currently available or in development. Such molecules are usually delivered by injection; in many cases, their benefits are limited due to poor bioavailability, slow on-set of action or variable absorption. The Eligen® Technology can be applied to the oral route of administration as well as other delivery pathways, such as buccal, rectal, inhalation, intra-vaginal or transdermal. The company’s website is: www.emisphere.com.
Safe Harbor Statement Regarding Forward-looking Statements
The statements in this release and oral statements made by representatives of Emisphere relating to matters that are not historical facts (including without limitation those regarding the timing or potential outcomes of research collaborations or clinical trials, any market that might develop for any of Emisphere’s product candidates, the sufficiency of Emisphere’s cash and other capital resources and its ability to obtain additional financing to meet its capital needs) are forward-looking statements that involve risks and uncertainties, including, but not limited to, the likelihood that future research will prove successful, the likelihood that any product in the research pipeline will receive regulatory approval in the United States or abroad, the ability of Emisphere and/or its partners to develop, manufacture and commercialize products using Emisphere’s drug delivery technology, Emisphere’s ability to fund such efforts with or without partners, and other risks and uncertainties detailed in Emisphere’s filings with the Securities and Exchange Commission, including those factors discussed under the caption “Risk Factors” in Emisphere’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (file no. 000-17758) filed on March 31, 2011, Emisphere’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed on August 9, 2011, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 8, 2011.

CONTACT:	Michael R. Garone, Interim CEO and CFO 973-532-8005 mgarone@emisphere.com